GR Technical Services Ltd.
2767 Evercreek Bluffs Way SW Calgary Alberta Canada T2Y 4P6
ph. 403-560-6516 Fax 403-206-7593

CONSENT OF QUALIFIED PERSON

TO:      All applicable securities regulatory authorities and stock exchanges in Canada

I, Robert James Morris, do hereby consent to the filing of the written disclosure of the technical report titled Geology and Resource Potential of the Galore Creek Property, dated 18 May 2005 (the "Technical Report") and any extracts from or a summary of the Technical Report in the press release issued and filed by NovaGold on 19 April, 2005 (the "Press Release") and to the filing of the Technical Report with all applicable securities regulatory authorities and stock exchanges in Canada.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release contains any misrepresentation of the information contained in the Technical Report.

Dated this 18th day of May, 2005.

“Robert James Morris”
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Robert James Morris